TESCO

082-03277

SUPPL

17 February 2009

Tesco Announces New Bond Issue

Tesco today priced a multi-tranche Sterling and Euro dominated bond issue (the "Notes"). The Notes will be issued by Tesco plc. The Final terms for the Notes will be submitted to the UK Listing Authority.

The Notes consist of three tranches: €600 million aggregate principal amount paying 5.125% interest and maturing on 24th February 2015, £600 million aggregate principal amount paying 5% interest and maturing on 24th February 2014 and £900 million aggregate principal amount paying 6.125% interest and maturing on 24th February 2022.

Order books for the Notes opened on the morning of 17th February 2009 and closed in a little over an hour owing to the popularity of the Tesco bonds. Tesco will use the net proceeds of the offering to refinance certain short-term debt.

Enquiries:

Steve Webb, Tesco, Investor Relations Tel: 01992 644800
Jonathan Church, Tesco, Press & Media Tel: 01992 646606
Angus Maitland, Maitland, Press & Media Tel: 020 7379 5151

Notes:

1. This press release is for information purposes only and does not constitute a prospectus or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the "Securities") or the transaction (the "Transaction") and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. Neither this press release nor any other documentation or information (or any part thereof) delivered or supplied under or in relation to the Transaction or the Securities shall be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This press release does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.

2. Any investor who subsequently acquires the Securities must rely solely on the final prospectus published by the Company in connection with the Transaction, on the basis of which alone purchases of or subscription for the Securities may be made.

3. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available.

4. This document is for distribution in the European Economic Area only to persons who meet the criteria of qualified investors within the meaning of the Prospectus Directive (2003/71/EC).


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